                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 25)*

                          NATIONAL INCOME REALTY TRUST
 ................................................................................
                                (Name of Issuer)


                   Shares of Beneficial Interest, no par value
 ................................................................................
                         (Title of Class of Securities)


                                   63645C-20-1
 ................................................................................
                                 (CUSIP Number)

                               William S. Friedman
                                 280 Park Avenue
                            East Building, 20th Floor
                            New York, New York 10017
                              (212) 949-8001 (fax)
                                 (212) 949-5000
 ................................................................................
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 24, 1998
 ................................................................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.1.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section f the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63645C-20-1


--------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                               William S. Friedman

--------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)  PF

--------------------------------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 United States of America

--------------------------------------------------------------------------------------------------------------------

                  7)       Sole Voting Power                   -0-

                  --------------------------------------------------------------------------------------------------
Number of
Shares Bene-      8)       Shared Voting Power                 -0-
ficially
Owned by          --------------------------------------------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power              -0-
With
                  --------------------------------------------------------------------------------------------------

                  10)      Shared Dispositive Power            -0-

--------------------------------------------------------------------------------------------------------------------

     11)          Aggregate Amount Beneficially Owned by Each Reporting Person          -0-

--------------------------------------------------------------------------------------------------------------------
     12)          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------------------------------------------------------------------------------------------------------------------

     13)          Percent of Class Represented by Amount in Row (11)                    -0-

--------------------------------------------------------------------------------------------------------------------

     14)          Type of Reporting Person (See Instructions)    IN

CUSIP No. 63645C-20-1


--------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                               Lucy N. Friedman

--------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)  PF

--------------------------------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 United States of America

--------------------------------------------------------------------------------------------------------------------

                  7)       Sole Voting Power                   -0-

                  --------------------------------------------------------------------------------------------------
Number of
Shares Bene-      8)       Shared Voting Power                 -0-
ficially
Owned by          --------------------------------------------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power              -0-
With
                  --------------------------------------------------------------------------------------------------

                  10)      Shared Dispositive Power            -0-

--------------------------------------------------------------------------------------------------------------------

     11)          Aggregate Amount Beneficially Owned by Each Reporting Person          -0-

--------------------------------------------------------------------------------------------------------------------
     12)          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------------------------------------------------------------------------------------------------------------------

     13)          Percent of Class Represented by Amount in Row (11)                    -0-

--------------------------------------------------------------------------------------------------------------------

     14)          Type of Reporting Person (See Instructions)    IN

CUSIP No. 63645C-20-1


--------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                               Beachwold Partners, L.P., FEI 75-25682952

--------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 Texas

--------------------------------------------------------------------------------------------------------------------

                  7)       Sole Voting Power                   -0-

                  --------------------------------------------------------------------------------------------------
Number of
Shares Bene-      8)       Shared Voting Power                 -0-
ficially
Owned by          --------------------------------------------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power              -0-
With
                  --------------------------------------------------------------------------------------------------

                  10)      Shared Dispositive Power            -0-

--------------------------------------------------------------------------------------------------------------------

     11)          Aggregate Amount Beneficially Owned by Each Reporting Person          -0-

--------------------------------------------------------------------------------------------------------------------
     12)          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------------------------------------------------------------------------------------------------------------------

     13)          Percent of Class Represented by Amount in Row (11)                    -0-

--------------------------------------------------------------------------------------------------------------------

     14)          Type of Reporting Person (See Instructions)    PN

CUSIP No. 63645C-20-1


--------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                               Tarragon Capital Corporation, FEI 75-2340089

--------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 Texas

--------------------------------------------------------------------------------------------------------------------

                  7)       Sole Voting Power                   -0-

                  --------------------------------------------------------------------------------------------------
Number of
Shares Bene-      8)       Shared Voting Power                 -0-
ficially
Owned by          --------------------------------------------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power              -0-
With
                  --------------------------------------------------------------------------------------------------

                  10)      Shared Dispositive Power            -0-

--------------------------------------------------------------------------------------------------------------------

     11)          Aggregate Amount Beneficially Owned by Each Reporting Person          -0-

--------------------------------------------------------------------------------------------------------------------
     12)          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------------------------------------------------------------------------------------------------------------------

     13)          Percent of Class Represented by Amount in Row (11)                    -0-

--------------------------------------------------------------------------------------------------------------------

     14)          Type of Reporting Person (See Instructions)    CO

CUSIP No. 63645C-20-1


--------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                               Tarragon Partners, Ltd. FEI 75-2340088

--------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 Texas

--------------------------------------------------------------------------------------------------------------------

                  7)       Sole Voting Power                   -0-

                  --------------------------------------------------------------------------------------------------
Number of
Shares Bene-      8)       Shared Voting Power                 -0-
ficially
Owned by          --------------------------------------------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power              -0-
With
                  --------------------------------------------------------------------------------------------------

                  10)      Shared Dispositive Power            -0-

--------------------------------------------------------------------------------------------------------------------

     11)          Aggregate Amount Beneficially Owned by Each Reporting Person          -0-

--------------------------------------------------------------------------------------------------------------------
     12)          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------------------------------------------------------------------------------------------------------------------

     13)          Percent of Class Represented by Amount in Row (11)                    -0-

--------------------------------------------------------------------------------------------------------------------

     14)          Type of Reporting Person (See Instructions)    PN

CUSIP No. 63645C-20-1


--------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                               The Friedman Trust, FEI 13-6915547

--------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 New York

--------------------------------------------------------------------------------------------------------------------

                  7)       Sole Voting Power                   -0-

                  --------------------------------------------------------------------------------------------------
Number of
Shares Bene-      8)       Shared Voting Power                 -0-
ficially
Owned by          --------------------------------------------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power              -0-
With
                  --------------------------------------------------------------------------------------------------

                  10)      Shared Dispositive Power            -0-

--------------------------------------------------------------------------------------------------------------------

     11)          Aggregate Amount Beneficially Owned by Each Reporting Person          -0-

--------------------------------------------------------------------------------------------------------------------
     12)          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------------------------------------------------------------------------------------------------------------------

     13)          Percent of Class Represented by Amount in Row (11)                    -0-

--------------------------------------------------------------------------------------------------------------------

     14)          Type of Reporting Person (See Instructions)    OO

CUSIP No. 63645C-20-1


--------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                               William S. Friedman Grantor Trust, FEI 13-6936654

--------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 New York

--------------------------------------------------------------------------------------------------------------------

                  7)       Sole Voting Power                   -0-

                  --------------------------------------------------------------------------------------------------
Number of
Shares Bene-      8)       Shared Voting Power                 -0-
ficially
Owned by          --------------------------------------------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power              -0-
With
                  --------------------------------------------------------------------------------------------------

                  10)      Shared Dispositive Power            -0-

--------------------------------------------------------------------------------------------------------------------

     11)          Aggregate Amount Beneficially Owned by Each Reporting Person          -0-

--------------------------------------------------------------------------------------------------------------------
     12)          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------------------------------------------------------------------------------------------------------------------

     13)          Percent of Class Represented by Amount in Row (11)                    -0-

--------------------------------------------------------------------------------------------------------------------

     14)          Type of Reporting Person (See Instructions)    OO

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 25 to Statement on Schedule 13D ("Amendment No. 25") is an amendment to, and complete restatement of, Schedule 13D and prior amendments thereto previously filed with the Securities and Exchange Commission (the "Commission") relating to shares of beneficial interest, no par value per share (the "NIRT Shares") of National Income Realty Trust, a California real estate investment trust ("NIRT" or the "Issuer"), which had its principal executive offices located at 280 Park Avenue, East Building, 20th Floor, New York, New York 10017. The CUSIP Number of the NIRT Shares is 63645C-20-1.

     At special meetings of the shareholders of NIRT and Tarragon Realty Investors, Inc. ("Tarragon") held on October 20, 1998, the shareholders of each entity approved a proposal to incorporate NIRT into a California corporation through the "Incorporation Procedure" described in a Joint Proxy Statement/Prospectus dated September 10, 1998 and approved an Agreement and Plan of Merger dated as of June 5, 1998 (the "Merger Agreement") among Tarragon and such California corporation as the immediate successor to NIRT by virtue of the Incorporation Procedure and the transactions contemplated by the Merger Agreement including the conversion of the NIRT Shares pursuant to such merger into the right to receive 1.97 shares of Common Stock, par value $0.01 per share, of Tarragon. On November 23, 1998 NIRT was incorporated pursuant to
Section 200.5 of the California Corporation Code under the name National Income Realty Corporation and such entity was merged with and into Tarragon on November 24, 1998 with Tarragon as the surviving entity and the ultimate successor to NIRT. Thereupon, each of the "Reporting Persons" (as defined in Item 2 below) ceased to be holders of any NIRT Shares.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (f) This Amendment No. 25 is being filed on behalf of Lucy N. Friedman, William S. Friedman, Beachwold Partners, L.P., a Texas limited partnership, Tarragon Capital Corporation, a Texas corporation, Tarragon Partners, Ltd., a Texas limited partnership whose sole general partner is Tarragon Capital Corporation, and The Friedman Trust, a New York trust formed under the Will of Samuel N. Friedman, the father of William S. Friedman, for the benefit of the children and grandchildren of Samuel Friedman, and The William S. Friedman Grantor Trust (of which Mrs. Lucy N. Friedman is the trustee) for the benefit of Lucy N. Friedman and her children. All of Lucy N. Friedman, William
S. Friedman, Beachwold Partners, L.P., Tarragon Capital Corporation, and Tarragon Partners, Ltd., The Friedman Trust and The William S. Friedman Grantor Trust are sometimes collectively referred to herein as the "Reporting Persons."

     The Reporting Persons filed an Original Statement on Schedule 13D and Amendment Nos. 1 through 24 thereto (all collectively the "Amended Statement"), Amendment No. 24 of which was filed with respect to event occurring September 10, 1998. All items set forth in this Amendment No. 25 are in addition to the information provided in the Amended Statement; accordingly, only the items which have changed since the filing of Amendment No. 24 are the subject of this Amendment No. 25. All information set forth in Item 2 of the Amended Statement as last reflected by Amendment No. 24 thereto remains correct as of the date of this Amendment No. 25.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (e) See Item 1 above for a description of the "Incorporation Procedure" and merger which resulted in NIRT being incorporated as the California corporation and that entity merging with and into Tarragon effective November 24, 1998. The result of such transaction is that each of the Reporting Persons ceased to be holders of the NIRT Shares and each NIRT Share was converted into the right to receive 1.97 shares of Tarragon Common Stock. Therefore, the date on which the Reporting Persons ceased to be the beneficial owner of more than 5% of the NIRT Shares was November 24, 1998.

                                   SIGNATURES

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 25 to Statement on Schedule 13D is true, complete and correct. Dated:
January 28, 1999

THE FRIEDMAN TRUST, acting               TARRAGON CAPITAL CORPORATION
by its trustees



By: /s/ William S. Friedman*             By: /s/ William S. Friedman
    --------------------------------         ---------------------------------
    Robert A. Friedman,                      William S. Friedman,
    Trustee                                  President



By: /s/ William S. Friedman*             TARRAGON PARTNERS, LTD.,
    --------------------------------     acting by, through and under
    Gerald C. Friedman,                  its sole general partner
    Trustee                              Tarragon Capital Corporation

                                         By: TARRAGON CAPITAL
                                               CORPORATION


                                             By: /s/ William S. Friedman
                                                 -------------------------------
                                                 William S. Friedman,
                                                 President

WILLIAM S. FRIEDMAN GRANTOR              BEACHWOLD PARTNERS, L.P.,
TRUST, acting through its                acting by, through and under
Trustee                                  one of its general partners



By: /s/ William S. Friedman*             By: /s/ William S. Friedman
    --------------------------------         ---------------------------------
    Lucy N. Friedman,                        William S. Friedman,
    Trustee                                  General Partner

/s/ William S. Friedman*                 /s/ William S. Friedman
------------------------------------     -------------------------------------
Lucy N. Friedman,                        William S. Friedman,
Individually                             Individually


--------------------

* Executed by William S. Friedman pursuant to a Power of Attorney.